2016 President's Letter





2016 was a transition year for Avalon Advanced Materials with the Company's primary focus shifting to the **Separation Rapids Lithium Project** near Kenora, Ontario. Significant progress was made with the development of a new hydrometallurgical process to recover a lithium battery material from the lithium mineral petalite and the completion of a positive Preliminary Economic Assessment on the battery materials opportunity.

Avalon is now in a position to proceed with the development and operation of a demonstration scale, pilot plant facility to finalize the process flowsheets, produce trial quantities of the lithium (and other) products, and secure customer acceptance of these products. This will be our top priority in 2017, along with a further evaluation of the mineral resource potential at Separation Rapids, which was last drill-tested in 2001.



Demand for lithium in rechargeable batteries continues to grow rapidly. While this has created a lot of exploration interest in lithium, few new projects are as advanced as Separation Rapids, with the potential to reach production over a relatively short timeline. New lithium supply sources will soon be needed, and the Separation Rapids Lithium Project is well-situated to serve the many new lithium ion battery production facilities now contemplated in North America.

We continue to work with our partners in the local community around Kenora and in government to advance our plans to build a new battery materials business in northwestern Ontario. We are committed to doing this in a sustainable way, taking advantage of the availability of clean hydro-power generation in the local area, while minimizing the project's environmental footprint and maximizing economic opportunities for our local Communities of Interest.



Avalon also continues to advance the **East Kemptville Tin-Indium Project** near Yarmouth, Nova Scotia. In 2016, work was focused on the opportunity for small-scale re-development of the site by taking advantage of large stockpiles of low-grade tin ore left on site when the mine closed prematurely in 1992. An internal study completed in late 2016 indicates potential for positive economics for tin concentrate production from the stockpiles, with a capital expenditure requirement in the order of $20-25 million.

Tin prices provided further encouragement in 2016, recovering from lows of under US$15,000 per tonne early in 2016 to over US$21,000 per tonne at year end. Prices are likely to remain volatile going forward due to uncertainties around supply from traditional sources in Southeast Asia and tin sourced in the conflict regions of Central Africa. In the meantime, demand for tin (and indium) remains steady due to its use in electronics.

In 2017, Avalon will focus on concluding an arrangement to assume full control of the East Kemptville site and commence our plans for small-scale redevelopment

integrated with environmental management of the site. Tin production from the stockpiles could be initiated in less than two years. We believe that new mineral extraction and water treatment technology will create more potential to look at such closed mine sites as re-development opportunities to recover valuable metals left behind in mine wastes and create sustainable long-term environmental remediation solutions for these sites.

Although limited funding was available in 2016 for **early stage exploration**, Avalon began exploring new rare metals projects in New Brunswick and Ontario during the year. One prospect in New Brunswick called Mount Douglas was drilled in late 2016 to test two newly discovered occurrences of potentially economic grade tin and tungsten mineralization in grab samples. Assays results from this work were pending as at calendar year end.

While the **Nechalacho Rare Earth Elements Project** at Thor Lake, NWT remained largely inactive during the year, we continue to look at possibilities for its development based on the occurrence of other valuable rare metals resources present on the property, including zirconium, beryllium and lithium. In fact, limited sampling carried out in 2016 confirmed the presence of significant lithium mineralization in the historic R, S and T zones. Meanwhile, interest in rare earths is slowly recovering as investors are reminded that electric motors in electric vehicles rely on rare earth magnets, and the new generation of electric vehicles will result in growing demand for rare earth elements, similar to lithium.

Avalon maintained its **commitment to corporate social responsibility** with the release of its fifth annual comprehensive Sustainability Report entitled Minerals for Transitioning Economies in November 2016. Avalon continues to pursue sustainability in all areas of its business and actively promotes improved mineral industry practice with potential partners and government. Avalon also placed among Corporate Knights' Future 40 Responsible Corporate Leaders in Canada for the second consecutive year.

In November 2016, Avalon received the Best Use of Renewables for Mine Exploration award at the World Congress of Energy and Mines conference. The award was given to Avalon "to recognize innovation and leadership in the use of renewables for mine exploration, prospecting or early mine development." Bill Mercer, Avalon's VP, Exploration, led the initiative to reduce energy consumption from diesel fuel at the Nechalacho Project in 2013 by installing and operating a renewable energy system.

In 2016, Avalon welcomed Jane Pagel to the Company's **Board of Directors** as an experienced executive from the environmental field with a broad background in both industry and government, including leadership roles in energy, clean technology and sustainability organizations. At the same time, Phil Fontaine stepped down after six years of service on the Board as an inspiration and a role model for Aboriginal participation in the Canadian mineral industry. Peter McCarter has also indicated his intention to not seek re-election to the Board in 2017 in order to fully commit himself to retirement. We thank Peter for his 10 years of service on the Board, particularly in the leadership he provided for Avalon's Compensation, Governance and Nomination Committee.

Although a rebound in commodity prices appears to be underway, it continues to be a challenging capital market environment for the junior resource development sector. Avalon's transition in focus to lithium from rare earths has yet to be fully recognized by equity investors, even with the Company name change to better reflect our diversified advanced materials asset base. However, lithium continues to maintain a high public profile in the context of the energy storage revolution, and with increased activity on the Separation Rapids Lithium Project, recognition of the underlying value in this asset is expected in 2017.

I thank you all once again for your continued support, patience and loyalty through a challenging period in the marketplace. We remain well positioned to achieve our goal of becoming a sustainable producer of specialty minerals and metals for new technology. I am looking forward to making significant progress towards that goal on at least two of our projects in 2017!

On behalf of the Board of Directors,

Donald S. Bubar
President and Chief Executive Officer
January 10, 2017

AVALON
ADVANCED MATERIALS INC.

CORPORATE INFORMATION
Please refer to Avalon's website at
AvalonAdvancedMaterials.com
for further company information.

CORPORATE HEAD QUARTERS
130 Adelaide Street W., Suite 1901
Toronto, Ontario, Canada M5H 3P5
Telephone: +1 (416) 364-4938
Email: office@AvalonAM.com

INVESTOR RELATIONS
Ron Malashewski
Manager, Investor Relations
Email: ir@AvalonAM.com

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